Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                  June 26, 2012


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 925
                 Blueprints(R) Triple Play Portfolio, Series 1
                              File No. 333-181497
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Dear Mr. Bartz:

     This letter is in response to the comments that you raised in your letter dated June 18, 2012, regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 925, filed on May 17, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Blueprints(R) Triple Play Portfolio, Series 1 (the "Trust"). This letter serves to respond to your comments.

Investment Summary -- Principal Investment Strategy
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     1. This section provides the three different investment strategies used by the Trust, and states that they represent 50%, 25% and 50% of the portfolio, respectively. Please revise this section so the three percentages total 100%.

     Response: The disclosure has been revised so that the Guggenheim US High Dividend Strategy represents 50% of the portfolio, the Guggenheim US SMID High Dividend Strategy represents 25% of the portfolio and the Guggenheim International Dividend Strategy represents 25% of the portfolio.

Investment Summary -- Security Selection -- Guggenheim US High Dividend Strategy
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     2. Initial Universe. This section describes the criteria used to create the initial universe. Please revise the third and fourth bullet points so the disclosure is similar to that of the second bullet point by clarifying that securities with market capitalizations of less than $200 million and liquidity of less than $0.6 million are excluded from the initial universe.

     Response: The disclosure has been revised to state:

     o Exclude securities with a market capitalization less than $200 million. Market capitalization is determined by the closing price as of the Security Selection Date.

     o Exclude securities with a liquidity of less than $0.6 million. Liquidity is determined by the average 20 day trading volume in U.S. dollars and is calculated as the average of a 20 trading day look back from the Security Selection Date (i.e., trading volume in shares multiplied by the closing price for the day as provided by FactSet Research Systems, Inc.).

     3. Rank on Fundamentals. Please provide the information sources used to determine "return on assets" described in the first bullet point and "earnings" described in the second bullet point of this section. Additionally, please provide the time periods used to determine "return on assets" and "earnings" (i.e., quarterly, trailing twelve months, fiscal year, etc.) in this section.

     Response: The disclosure has been revised to state:

     o Return on assets as provided by S&P Compustat, and calculated as latest four quarters of reported operating income divided by the average of most recent reported total assets and year ago reported total assets.

     o Earnings before interest, taxes, depreciation and amortization for the latest four quarters divided by enterprise value, as provided by S&P Compustat. Enterprise value is determined by adding the equity market capitalization as of the most recent closing price with the total outstanding long term and short term debt as determined by the most recently available balance sheet, and then subtracting any cash and short term investments as determined by the most recently available balance sheet.

         In addition, the third bullet has been revised by adding ", as provided by S&P Compustat" at the end of the first sentence.

     4. Selection. The first paragraph of this section provides for the selection of the 25 top dividend-yielding securities that are also constituents of the S&P 500 Index. Please explain to us why this strategy's initial universe of securities is the S&P 1500 Composite Index if only securities included in the S&P 500 Index are ultimately selected for inclusion in the portfolio.

     Response: The broader set of companies is included in the initial universe because the "Rank on Fundamentals" step aims to compare each company against its peers in the same sector in order to identify the weakest fundamentals in the sector. The Sponsor believes that when comparing companies against their sector peers, such as all Energy companies, it is relevant to include all large, mid and small companies from the sector for comparison. Both the Guggenheim US High Dividend Strategy (focusing on the S&P 500 Index companies) and the Guggenheim US SMID High Dividend Strategy (focusing on small- and mid-cap companies) use the same starting universe for the purpose of ranking companies within sectors based on fundamentals and then the strategies subdivide the companies for purposes of achieving the large-cap or small/mid-cap focus, respectively.

Investment Summary -- Security Selection -- Guggenheim International
Dividend Strategy
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     5. Security Selection Rules. The first sentences of Items 1 and 2 in this section both state that the initial universe of securities includes companies that meet various requirements. (Emphasis added.) If these are the only companies that the initial universe comprises, please clarify these disclosures by providing that the initial universe consists exclusively of these securities. Additionally, with regard to the first sentence of Item 2, please clarify this disclosure by stating whether the securities must meet all of these various requirements to be included in the sub-universe. Also, please clarify disclosure in the fourth bullet point in this section by explaining whether the one year price history for each security must be on the New York Stock Exchange or NASDAQ Stock Exchange, or if a price history on any exchange is acceptable. Lastly, the disclosure in the fifth bullet point regarding the Bloomberg selection criteria is unclear. Please revise this disclosure and explain how a security is selected if a company has several security listings.

     Response: The first sentence of Items 1 and 2 are revised to state:

     1. Start with an initial universe of securities that consists exclusively of all non-U.S. headquartered companies with equity securities listed on the New York Stock Exchange ("NYSE") and the NASDAQ(R) Stock Market ("NASDAQ").

     2. Reduce the initial universe of securities to a sub-universe that consists exclusively of all securities that meet all of the following requirements:

     Because trading can be on the NYSE, the NASDAQ or an over-the-counter or pink sheets exchange, the fourth bullet under Item 2 is revised to state:

     o Minimum one year price history for each security, as of the Security Selection Date, based on trading on any U.S. exchange.

     The fifth bullet under Item 2 is revised to state:

     o Minimum three-year price history for each security's primary equity listing, as designated by Bloomberg L.P. For ADR securities, the "primary equity listing" is generally the foreign-listed security that the depository receipt references. For companies that cross list across countries, Bloomberg determines the "primary equity listing" based on their proprietary analysis of listing dates, country of domicile, and liquidity. For some foreign companies, the U.S.-listed security is also the "primary equity listing" if the foreign company chose only to list equity securities in the United States.

     6. Dividend Yield Rule. This section discloses the process for selecting this strategy's 30 securities, and states that each yearly period's actual dividend yield is measured as "all dividends earned during the yearly period divided by starting security price." Please change the word "earned" to "paid" in this sentence. Additionally, please provide an example of the date used to determine the "starting security price" in each year, since the yearly periods used to calculate the three yearly periods of "actual dividend yield" end on the Security Selection Date. Also, in the fourth sentence of this section, please change the word "names" to "securities."

     Response: The disclosure has been revised to state:

     3. Dividend Yield Rule: Select from the sub-universe above the 30 securities, as of the Security Selection Date, with the highest arithmetic average of the three trailing yearly actual dividend yields. The three trailing yearly periods are defined as the full year of time that each end on the same month and day as the Security Selection Date for the current year, last year, and two years ago. Each yearly period's actual dividend yield is measured as all dividends whose ex-dividend date fell within the yearly period, divided by the latest closing security price before the begin date of such yearly period. For example, if the Security Selection Date is March 12, 2012, then the prior yearly period includes March 13, 2011 to March 12, 2012, and the starting security price for this period is the last closing price of the security before the begin date, which was March 11, 2011 since the 13th was a Sunday. Securities are eligible for selection if their actual dividend yield exceeded the median actual dividend yield for all securities in the sub-universe in each of the three prior years. Median dividend yield is defined as the specific dividend yield that separates the higher half of the annual dividend yields of the sub-universe of securities from the lower half of the annual dividend yields of the sub-universe of securities. The 30 securities are subject to the Portfolio Diversification & Concentration Rules below.


Investment Summary -- Security Selection -- Portfolio Diversification & Concentration Rules
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     7. In Item 2 of this section, please provide the information source used to determine the headquarters of the companies considered for inclusion in the portfolio.

     Response: The source for this information is Bloomberg L.P. The disclosure has been revised to state:

     2. Geographical Diversification: The trust's portfolio must consist of securities from companies headquartered, as provided by Bloomberg L.P., in at least 10 different countries with no more than 20% of the trust's portfolio from any single country as of the Security Selection Date.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                          By /s/ Morrison Warren
                                                             -------------------
                                                                 Morrison Warren